FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2004

Commission File No.	000-23464

Hummingbird Ltd.

(Translation of registrant’s name into English)

1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DOCUMENT INDEX

Document		Page No.

1.	News Release dated June 2, 2004 (“HUMMINGBIRD POSITIONED IN THE LEADER QUADRANT IN 2004 SMART ENTERPRISE SUITE MAGIC QUADRANT”)	4

Document 1

Hummingbird Positioned in the Leader Quadrant in 2004 Smart Enterprise Suite Magic Quadrant Research report evaluates completeness of vision and ability to execute

Toronto – June 2, 2004 – Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced that Gartner, Inc., an independent technology research and advisory firm, has positioned Hummingbird in the Leader Quadrant in the Smart Enterprise Suite (SES) Magic Quadrant for 2004.

The Research Note, entitled: “Magic Quadrant for the Smart Enterprise Suite, 2004,”[1] evaluated 22 vendors based on the completeness of their suites, the degree of integration at the user level and the underlying product engineering. Gartner defines leaders as vendors who are performing well today, have a clear vision of market direction and are actively building competencies to sustain their leadership position in the market.

According to the Research Note, vendors in the SES Leaders quadrant are also “tracking market demands well and are prepared for the future. They have strong market visibility in multiple regions, consistent financial performance, well-integrated functionality, good customer support, and the most-comprehensive and most-scalable products.”

Gartner originally identified the SES market in May 2002 and considers the core SES functionalities to include portal, collaboration and content management technologies, all delivered in an integrated suite. In its second Magic Quadrant for SES, Gartner cites a maturing market, expecting several additional functions to be integrated into the suite as standard features including expertise location and management, business intelligence and analytics, and more business process management (BPM). In addition, the report states: “E-mail remains a distinct system, but the communication and records management capabilities need to be integrated with SES functions from the user’s perspective.”

“We believe our position in the Leader quadrant of Gartner’s 2004 SES Magic Quadrant is confirmation of the evolution of Hummingbird Enterprise™ and our commitment to deliver a completely integrated enterprise content management solution,” said Andrew Pery, chief marketing officer and senior vice president, Hummingbird. “Hummingbird understands the business requirements of our customers and we provide business solutions that address these requirements. The Hummingbird Enterprise suite of technologies allow our customers to consolidate their information technology assets, gain efficiency improvements and mitigate risk.”

The Magic Quadrant is copyrighted May 2004 by Gartner, Inc. and is reused with permission. The Magic Quadrant is a graphical representation of a marketplace at and for a specific time period. It depicts Gartner’s analysis of how certain vendors measure against criteria for that marketplace, as defined by Gartner. Gartner does not endorse any vendor, product or service depicted in the Magic Quadrant, and does not advise technology users to select only those vendors placed in the “Leaders” quadrant. The Magic Quadrant is intended solely as a research tool, and is not meant to be a specific guide to action. Gartner disclaims all warranties, express or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

[1] Gartner, Inc., “Magic Quadrant for the Smart Enterprise Suite, 2004", Research Note 17 May 2004, by vice presidents: Gene Phifer, French Caldwell, James Lundy; research director, Simon Hayward; and principal analyst, Tom Eid

About Hummingbird Enterprise™

Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data — linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Inder Duggal Chief Financial Officer Tel: 416-496-2200 ext. 2205 Fax: 416-496-2207 Inder.duggal@hummingbird.com	Michele Stevenson Manager, Media and Public Relations Tel: 416-496-2200 ext. 2623 Fax: 416-496-2207 michele.stevenson@hummingbird.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hummingbird Ltd.

Registrant

Date:	July 6, 2004	By:	/s/ Inder P.S. Duggal

(Signature)
Inder P.S. Duggal
Chief Financial Officer and Chief Controller